Lightspeed Announces Second Quarter 2024 Financial Results and Raises Outlook for Fiscal 2024
Total revenue of $230.3 million grew 25% year-over-year
Net loss improved by 47% year-over-year with positive Adjusted EBITDA in the quarter
GPV was $5.9 billion, an increase of 59%, year-over-year and GTV was $23.5 billion
ARPU1 of approximately $425 increased 26% year-over-year
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, November 2, 2023, /CNW/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), today announced financial results for the three and six months ended September 30, 2023. Powering the world’s best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
The second quarter saw strong progress on all of Lightspeed's key objectives for fiscal 2024. The flagship retail and restaurant offerings continued to gain traction with customers and now account for approximately one third of Customer Locations1,2. GPV2 in the quarter reached $5.9 billion with over 25% of Lightspeed's GTV being processed through Lightspeed Payments thanks largely to the Unified Payments initiative. Lightspeed continued to innovate its industry leading platforms bringing the power of AI to help customers grow their businesses. And finally, the Company experienced its first quarter of positive Adjusted EBITDA3 and remains on track for break even or better4 performance for the fiscal year.
"Our strategy of focusing on two flagship products and rolling out Unified Payments is working and translating into strong performance," said Asha Bakshani, CFO of Lightspeed. "In the quarter, we were able to accelerate both revenue and gross profit growth while maintaining operating discipline to drive the Company’s first ever positive Adjusted EBITDA."
"Our Unified Payments initiative is proving to be a resounding success. We on-boarded a record number of payments customers in the quarter and are seeing lower than anticipated churn," said JP Chauvet, CEO of Lightspeed. "The delivery of industry leading products on impressive timelines is validation that our M&A strategy of acquiring and quickly integrating best-in-class companies has been a success. We are now in a position of strength and will focus on growing our business, helping our customers, completing our vision and delivering value to our shareholders."
Second Quarter Financial Highlights
(All comparisons are relative to the three-month period ended September 30, 2022 unless otherwise stated):
•Total revenue of $230.3 million, an increase of 25% year-over-year, ahead of previously established outlook of $210 million to $215 million
•Transaction-based revenue of $137.7 million, an increase of 36% year-over-year
•Subscription revenue of $81.0 million, an increase of 9% year-over-year
•Subscription and transaction-based revenue combined grew 24% year-over-year
•Net loss of ($42.5) million, or ($0.28) per share, as compared to a net loss of ($79.9) million, or ($0.53) per share. After adjusting the net loss by $48.9 million for certain items including share-based compensation, amortization of intangible assets and acquisition-related compensation, the Company delivered an Adjusted Income3 of $6.4 million, or $0.04 per share3 as compared to an Adjusted Loss3 of ($7.5) million, or ($0.05) per share3 in the quarter ended September 30, 2022
•Adjusted EBITDA3 of $0.2 million, ahead of previously established outlook of an Adjusted EBITDA loss3 of ($4) million, versus Adjusted EBITDA loss3 of ($8.5) million in the quarter ended September 30, 2022
1 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
2 Key Performance Indicator. See the section entitled "Key Performance Indicators."
3 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio included in this press release.
4 Financial outlook. See the section entitled "Financial Outlook Assumptions" in this press release for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward Looking Statements."

•As at September 30, 2023, Lightspeed had $761.5 million in cash and cash equivalents
Operational Highlights
•Lightspeed delivered several new product releases in the quarter:
◦For Lightspeed Restaurant, the Company launched Smart Items, an AI tool that generates descriptions and images of menu items in addition to translating menus into multiple languages, saving restaurateurs hours of time. Lightspeed also completed its initial launch of the Magic Menu Quadrant in EMEA, enabling managers to visualize popular and repeat dining items. Finally, new Staff Performance Tools help managers optimize front-of-house efficiency.
◦For Lightspeed Retail, the Company delivered new capabilities for multi-location merchants that accommodate complex workflows around inventory management and distribution that serve both physical and digital customers.
◦On the NuORDER by Lightspeed front, Vertical Assortments now enables brands that have their own retail stores to use the assortment platform, and Targets for Assortments lets merchants efficiently manage allocation targets against their goals so they can better evaluate their assortment across departments.
◦Lightspeed Payments is now available for eCommerce in all eligible merchants in Canada, Australia, the United Kingdom, and Belgium. Additionally, by implementing faster application approvals, streamlined forms, and improved verification techniques, it now takes significantly less time for many new Lightspeed Payments customers to become transactional.
•Lightspeed's customer base continued to shift towards higher GTV Customer Locations. Customer Locations with GTV exceeding $500,000/year5 increased 8% year-over-year, and the number of Customer Locations with GTV exceeding $1 million/year5 increased 9% year-over-year. The number of Customer Locations processing GTV under $200,000/year5 decreased during the same period. Customer Locations with GTV exceeding $500,000/year5 have substantially lower risk of churn and higher lifetime value for Lightspeed compared to lower GTV/year customers.
•ARPU1,2 increased 26% to approximately $425 from approximately $337 in the same quarter last year assisted by our focus on our unified POS and payments offering and high GTV customers.
•Subscription gross margins grew to 75% in the quarter from 72% in the same quarter last year, thanks to a dedicated effort to consolidate cloud vendor arrangements and improved overall efficiencies.
•For the quarter, Lightspeed's customers processed GTV2 of $23.5 billion, up 5% year-over-year. Hospitality grew faster than omni-channel retail year-over-year.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV increased 59% to $5.9 billion from $3.7 billion in the same period last year.
•Lightspeed Capital showed strong growth, with merchant cash advances balance as of September 30, 2023 increasing by $10.1 million, or 25%, from the previous quarter.
•Notable customer wins include:
◦Joël Robuchon International, the world renowned restaurant group with over 15 Michelin stars, has selected the Lightspeed Restaurant offering for all of their owned and operated locations;
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

◦Gustoso Group, a Germany-based restaurant group with over 100 restaurants across multiple brands, for which the Company started to rollout Lightspeed Restaurant to a number of their locations;
◦The iconic Kensington Street in Sydney selected Lightspeed Restaurant to operate nine Asian-inspired food vendors, two bars, two event spaces and six full-service restaurants;
◦Indiana State Park Inns selected Lightspeed for their seven lodging locations;
◦The four-location Blue Star Eyewear in Australia signed on with Lightspeed Retail;
◦GetBoards, the California-based ski and snowboard retailer switched to Lightspeed Retail from a legacy solution;
◦Les Jumelles in Belgium selected Lightspeed Retail for both of their women's apparel boutiques;
◦GreatLIFE Golf golf course operator picked Lightspeed Golf, Restaurant and Retail for 14 of their locations;
◦BlueStar Resort & Golf chose Lightspeed Golf, Restaurant and Retail for 15 of their locations; and
◦We added dozens of new brands to our Supplier Network including Jordache, Ashley Lauren and Esprit.
•In the quarter, Lightspeed re-appointed Manon Brouillette to its board of directors. Ms. Brouillette has over 20 years of experience leading technology companies and brings tremendous insight and a customer-centric focus to the board.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
Lightspeed is adjusting upward its fiscal 2024 revenue outlook to reflect the Company's second consecutive quarter of outperformance largely due to an uplift in transaction-based revenues. The Company remains cautious on the near-term macroeconomic environment given the risk of further interest rate hikes and tepid consumer sentiment heading into the holiday season. Both factors can impact overall GPV, which is a key revenue driver for the Company. Lightspeed expects revenue growth to strengthen in the second half of the fiscal year compared to the first half, and it anticipates achieving break even or better Adjusted EBITDA performance for the full fiscal year.
Factoring this into consideration, the Company's outlook for the full fiscal year and the third quarter is as follows:
Third Quarter 2024
•Revenue of approximately $232 million - $237 million.
•Adjusted EBITDA3 of approximately $2 million.

Fiscal 2024
•Revenue of approximately $890 million - $905 million.
•Break even or better Adjusted EBITDA3 .
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, November 2, 2023. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading "Forward-Looking Statements" and "Financial Outlook Assumptions" of this press release.

Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on November 2, 2023 until 11:59 p.m. Eastern Time on November 9, 2023, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and six months ended September 30, 2023 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the third quarter and full year ended March 31, 2024, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at or above that of our planned levels; accelerated uptake of our payments solutions as compared to prior rates and expectations in connection with our decision to sell our POS and payments solutions as one unified platform; gross margins reflecting this trend in revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions, including as part of our initiative to sell our POS and payments solutions as one unified platform; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our expectations regarding the costs, timing and impact of our cost reduction initiatives; our ability to manage customer churn; and our ability to manage customer discount and payment deferral requests. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout and adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; risks relating to our merchant cash advance program and our ability to continue offering merchant cash advances in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our cost reduction initiatives; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of revenue", "Adjusted Income (Loss) per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.

"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue. We believe that Adjusted EBITDA as a percentage of revenue provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted Income (Loss)" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income (Loss) per Share - Basic and Diluted" is defined as Adjusted Income (Loss) divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income (Loss) per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs. We use this measure as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, instability in the banking sector and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.
Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Revenues
Subscription	81,043	74,494	159,770	148,054
Transaction-based	137,672	101,304	258,642	192,828
Hardware and other	11,558	7,901	20,947	16,699

Total revenues	230,273	183,699	439,359	357,581

Direct cost of revenues
Subscription	19,963	20,657	39,303	41,080
Transaction-based	99,425	70,011	188,444	132,912
Hardware and other	14,717	11,562	27,539	24,595

Total cost of revenues	134,105	102,230	255,286	198,587

Gross profit	96,168	81,469	184,073	158,994

Operating expenses
General and administrative	26,324	25,132	51,268	55,371
Research and development	33,081	36,596	67,116	72,232
Sales and marketing	60,290	64,337	115,578	132,982
Depreciation of property and equipment	1,493	1,188	2,950	2,409
Depreciation of right-of-use assets	1,647	2,063	3,877	4,110
Foreign exchange loss	689	29	1,360	472
Acquisition-related compensation	560	12,653	3,105	29,756
Amortization of intangible assets	23,990	25,684	48,495	51,560
Restructuring	80	603	552	1,810

Total operating expenses	148,154	168,285	294,301	350,702

Operating loss	(51,986)	(86,816)	(110,228)	(191,708)

Net interest income	10,746	4,851	21,108	6,858

Loss before income taxes	(41,240)	(81,965)	(89,120)	(184,850)

Income tax expense (recovery)
Current	755	516	1,970	780
Deferred	497	(2,538)	105	(4,891)

Total income tax expense (recovery)	1,252	(2,022)	2,075	(4,111)

Net loss	(42,492)	(79,943)	(91,195)	(180,739)

Other comprehensive loss

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(2,917)	(6,689)	(3,517)	(15,522)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	(1,017)	(2,059)	(39)	(2,778)

Total other comprehensive loss	(3,934)	(8,748)	(3,556)	(18,300)

Total comprehensive loss	(46,426)	(88,691)	(94,751)	(199,039)

Net loss per share – basic and diluted	(0.28)	(0.53)	(0.60)	(1.21)

Weighted average number of Common Shares – basic and diluted	153,478,935	149,688,692	153,003,277	149,332,947

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	September 30, 2023	March 31, 2023
Assets	$	$

Current assets
Cash and cash equivalents	761,491	800,154
Trade and other receivables	100,478	84,334
Inventories	18,059	12,839
Other current assets	38,537	37,005

Total current assets	918,565	934,332

Lease right-of-use assets, net	18,785	20,973
Property and equipment, net	18,516	19,491
Intangible assets, net	267,865	311,450
Goodwill	1,347,385	1,350,645
Other long-term assets	39,562	31,540
Deferred tax assets	179	301

Total assets	2,610,857	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	71,052	68,827
Lease liabilities	6,701	6,617
Income taxes payable	2,459	6,919
Deferred revenue	63,029	68,094

Total current liabilities	143,241	150,457

Deferred revenue	1,291	1,226
Lease liabilities	16,952	18,574
Other long-term liabilities	1,123	1,026

Total liabilities	162,607	171,283

Shareholders’ equity
Share capital	4,336,578	4,298,683
Additional paid-in capital	205,679	198,022
Accumulated other comprehensive loss	(6,613)	(3,057)
Accumulated deficit	(2,087,394)	(1,996,199)

Total shareholders’ equity	2,448,250	2,497,449

Total liabilities and shareholders’ equity	2,610,857	2,668,732

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Six months ended September 30,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(91,195)	(180,739)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,953	26,740
Amortization of intangible assets	48,495	51,560
Depreciation of property and equipment and lease right-of-use assets	6,827	6,519
Deferred income taxes	105	(4,891)
Share-based compensation expense	41,104	73,589
Unrealized foreign exchange loss	84	290
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(16,292)	(10,434)
Inventories	(5,220)	(2,473)
Other assets	(9,283)	368
Accounts payable and accrued liabilities	1,866	(8,029)
Income taxes payable	(4,460)	(46)
Deferred revenue	(5,000)	(2,786)
Other long-term liabilities	188	(83)
Net interest income	(21,108)	(6,858)

Total operating activities	(50,936)	(57,273)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,909)	(5,206)
Additions to intangible assets	(5,141)	(1,498)
Purchase of investments	—	(820)
Interest income	22,046	7,185

Total investing activities	14,996	(339)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,601	4,033
Share issuance costs	(106)	(193)
Repayment of long-term debt	—	(30,000)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(3,905)	(4,106)
Financing costs	—	(373)

Total financing activities	(2,410)	(30,639)

Effect of foreign exchange rate changes on cash and cash equivalents	(313)	(2,827)

Net decrease in cash and cash equivalents during the period	(38,663)	(91,078)

Cash and cash equivalents – Beginning of period	800,154	953,654

Cash and cash equivalents – End of period	761,491	862,576

Interest paid to financial institutions	—	373
Income taxes paid	6,432	768

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2023	2022	2023	2022
	$	$	$	$

Net loss	(42,492)	(79,943)	(91,195)	(180,739)
Net loss as a percentage of revenue	(18.5)%	(43.5)%	(20.8)%	(50.5)%
Share-based compensation and related payroll taxes(1)	23,304	34,928	42,037	73,230
Depreciation and amortization(2)	27,130	28,935	55,322	58,079
Foreign exchange loss(3)	689	29	1,360	472
Net interest income(2)	(10,746)	(4,851)	(21,108)	(6,858)
Acquisition-related compensation(4)	560	12,653	3,105	29,756
Transaction-related costs(5)	458	947	1,067	3,121
Restructuring(6)	80	603	552	1,810
Litigation provisions(7)	7	198	16	1,116
Income tax expense (recovery)	1,252	(2,022)	2,075	(4,111)

Adjusted EBITDA	242	(8,523)	(6,769)	(24,124)

Adjusted EBITDA as a percentage of revenue	0.1%	(4.6)%	(1.5)%	(6.7)%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2023, share-based compensation expense was $23,281 and $41,104, respectively (September 2022 - expense of $35,061 and $73,589), and related payroll taxes were an expense of $23 and $933, respectively (September 2022 - recovery of $133 and $359). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended September 30, 2023, net loss includes depreciation of $1,647 related to right-of-use assets, interest expense of $295 on lease liabilities, and excludes an amount of $2,053 relating to rent expense ($2,063, $251, and $2,101, respectively, for the three months ended September 30, 2022) For the six months ended September 30, 2023, net loss includes depreciation of $3,877 related to right-of-use assets, interest expense of $582 on lease liabilities, and excludes an amount of $4,119 relating to rent expense ($4,110, $522, and $4,193, respectively, for the six months ended September 30, 2022).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)During the fiscal year ended March 31, 2023, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2023	2022	2023	2022
	$	$	$	$

Net loss	(42,492)	(79,943)	(91,195)	(180,739)
Share-based compensation and related payroll taxes(1)	23,304	34,928	42,037	73,230
Amortization of intangible assets	23,990	25,684	48,495	51,560
Acquisition-related compensation(2)	560	12,653	3,105	29,756
Transaction-related costs(3)	458	947	1,067	3,121
Restructuring(4)	80	603	552	1,810
Litigation provisions(5)	7	198	16	1,116
Deferred income tax expense (recovery)	497	(2,538)	105	(4,891)

Adjusted Income (Loss)	6,404	(7,468)	4,182	(25,037)

Weighted average number of Common Shares – basic and diluted(6)	153,478,935	149,688,692	153,003,277	149,332,947

Net loss per share – basic and diluted	(0.28)	(0.53)	(0.60)	(1.21)
Adjusted Income (Loss) per Share – Basic and Diluted	0.04	(0.05)	0.03	(0.17)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2023, share-based compensation expense was $23,281 and $41,104, respectively (September 2022 - expense of $35,061 and $73,589), and related payroll taxes were an expense of $23 and $933, respectively (September 2022 - recovery of $133 and $359). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)During the fiscal year ended March 31, 2023, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.
(6)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive shares have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss. For the three and six months ended September 30, 2023, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars, unaudited)

	Three months ended September 30,		Six months ended September 30,

	2023	2022	2023	2022
	$	$	$	$

Cash flows used in operating activities	(24,846)	(23,859)	(50,936)	(57,273)
Payroll taxes related to share-based compensation(1)	415	194	749	267
Transaction-related costs(2)	—	(220)	680	4,824
Restructuring(3)	828	1,230	1,658	1,813
Litigation provisions(4)	4	710	80	2,869
Capitalized internal development costs(5)	(2,856)	(895)	(5,141)	(1,498)

Adjusted Cash Flows Used in Operating Activities	(26,455)	(22,840)	(52,910)	(48,998)
Cash flows used in operating activities and Adjusted Cash Flows Used in Operating Activities for the three and six months ended September 30, 2023 include working capital movements of $10.1 million and $21.1 million from merchant cash advances, respectively (September 2022 - $3.3 million and $6.3 million).
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(3)During the fiscal year ended March 31, 2023, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(4)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(5)These amounts represent the cash outflows associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Gross profit	96,168	81,469	184,073	158,994
% of revenue	41.8%	44.3%	41.9%	44.5%
add: Share-based compensation and related payroll taxes(3)	1,587	2,212	3,440	4,458

Non-IFRS gross profit(1)	97,755	83,681	187,513	163,452
Non-IFRS gross profit as a percentage of revenue(2)	42.5%	45.6%	42.7%	45.7%

General and administrative expenses	26,324	25,132	51,268	55,371
% of revenue	11.4%	13.7%	11.7%	15.5%
less: Share-based compensation and related payroll taxes(3)	6,463	8,626	12,644	18,711
less: Transaction-related costs(4)	458	634	1,067	2,495
less: Litigation provisions(5)	7	198	16	1,116

Non-IFRS general and administrative expenses(1)	19,396	15,674	37,541	33,049
Non-IFRS general and administrative expenses as a percentage of revenue(2)	8.4%	8.5%	8.5%	9.2%

Research and development expenses	33,081	36,596	67,116	72,232
% of revenue	14.4%	19.9%	15.3%	20.2%
less: Share-based compensation and related payroll taxes(3)	6,963	9,984	15,339	20,869

Non-IFRS research and development expenses(1)	26,118	26,612	51,777	51,363
Non-IFRS research and development expenses as a percentage of revenue(2)	11.3%	14.5%	11.8%	14.4%

Sales and marketing expenses	60,290	64,337	115,578	132,982
% of revenue	26.2%	35.0%	26.3%	37.2%
less: Share-based compensation and related payroll taxes(3)	8,291	14,106	10,614	29,192
less: Transaction-related costs(4)	—	313	—	626

Non-IFRS sales and marketing expenses(1)	51,999	49,918	104,964	103,164
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	22.6%	27.2%	23.9%	28.9%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and six months ended September 30, 2023, share-based compensation expense was $23,281 and $41,104, respectively (September 2022 - expense of $35,061 and $73,589), and related payroll taxes were an expense of $23 and $933, respectively (September 2022 - recovery of $133 and $359). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.